

June 6, 2013

Via E-mail
Simon Moutter
Chief Executive Officer
Telecom Corporation of New Zealand Limited
Telecom House
167 Victoria Street
Auckland, New Zealand

   Re: Telecom Corporation of New Zealand Limited
     Form 20-F for the Fiscal Year Ended June 30, 2012
     Filed August 24, 2012
     File No. 1-10798

Dear Mr. Moutter:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director